Exhibit 99.1
Satyam Posts 44.8% Percent Year-over-Year US$ Revenue Growth
• Revenue Guidance as per US Gaap for FY 2008 revised upwards to 41.5 — 42.0%
HYDERABAD, India, October 23, 2007, Satyam (NYSE:SAY): a leading global consulting and information technology services company, today announced the audited results of the company for the quarter ended September 30.
Consolidated Indian GAAP Highlights
•	Revenue was Rs. 2031.7 crore; a year over year increase of 26.8 % and a sequential increase of 11.0%.

•	Volume growth for the quarter was 9.1%.

•	Net Profit after Tax was Rs. 409.1 crore; a YoY increase of 27.9 % and a sequential increase of 8.1%.

•	EPS was Rs. 6.12; a YoY increase of 25.1 % and a sequential increase of 8%.

•	EBITDA margin for the quarter was 19.8%.
US GAAP Highlights
•	Revenue was US$ 509.6 million—up 44.8 % YoY and 12.7 % sequentially.

•	Net Income was $ 101.9 million; YoY increase of 55.6 % and a sequential increase of 9.4%.

•	Basic earning per ADS for the quarter was US$ 0.31; an increase of 52.2 % YoY and an increase of 9.4 % sequentially.

•	Operating margins (EBIT) was 17.7%.
“I am pleased to announce that in the second quarter, Satyam continued its rapid growth in several key regions, services, and industries, including financial services, energy and utilities, telecommunications, and media and entertainment, among others,” Raju said. “Satyam’s early adoption of strategic deals as an area of focus is resulting in larger and longer term engagements. We continue to win and ramp-up our engagements with strategic clients in our efforts to enable business transformation. In Q2, we added 8 more Fortune Global firms to our customer list.”
Other Highlights
•	The parent company ended the quarter with 41,423 associates, an addition of 3,037 associates, including 1,889 trainees. The number of associates including the subsidiaries and joint ventures stood at 45,767.

•	Attrition on a trailing 12 months basis fell to 13.9% from 14.9% in Q1 FY08.
“Strong volume growth and increased billing rates helped us post 12.7% revenue growth for the quarter. Margins for the quarter declined as salary hikes were finalized. Now that the increments are behind us, higher productivity and enhanced operational efficiencies will help us improve our margins going forward.” said Satyam Chief Financial Officer Srinivas Vadlamani.
Business Outlook
•	For fiscal year 2008, under US GAAP, revenue is expected to be between US$ 2.07 billion and US$ 2.08 billion, implying a growth rate of 41.5% to 42.0 % over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be US$1.24, implying a growth rate of 36.0% over fiscal 2007.
•	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 26.3% and 26.7%. EPS for the full year is expected to be between Rs. 25.0 and Rs. 25.1, implying a growth rate of 16.5% — 17.0%.
•	For Q3 FY 2008, under US GAAP, revenue is expected to be between US$ 538.0 million and US$ 540.6 million, implying a growth rate of 5.6 % to 6.1%. Basic earning per ADS for Q3 08 is expected to be US$ 0.31.
•	For Q3 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 3.6 % and 4.1%. EPS for the Quarter is expected to be between Rs. 6.18 and Rs. 6.21.

Key Business Achievements
Satyam added 37 new customers in the quarter, including 8 Global US Fortune 500 corporations.
We continued our global expansion during Q2. Revenue from Rest of World and Europe grew by 27% and 17% respectively in Q2. This growth is supported by the diversified workforce across these regions. India, in addition to being a competency hub, is emerging as an attractive market for Satyam. A noteworthy event in Q2 was the inauguration of the Automotive Center of Excellence in Chennai.
Some of Satyam’s most prominent achievements during the second quarter included winning a pilot project to design and develop an Optical Transceiver Board (OTB) for a leading German Aerospace company. It is Satyam’s first avionics account with a tier 1 supplier in Europe.
Satyam has been chosen by one of the leading downstream O&G major to provide an integrated financial solution to cater to the future growth and reporting requirements of the company’s operationally independent refineries. Through this engagement Satyam will also assist the customer in their acquisitions program, by providing a strategy for the separation and consolidation of the IT systems and IT infrastructure.
Satyam continued to win important new contracts in the Knowledge Services Outsourcing area, including a needs-based engineering services outsourcing contract with a major US supplier of capital equipment for the automotive, steel, aluminum, cement, and glass industries, as well as for the sugar and energy sectors.
Nipuna Highlights
For Q2 2008, Nipuna posted revenue of US$15.12 million, and a net loss of US$1.18 million. The quarter’s revenue were up by 26.8%, quarter over quarter, and 68.1% YoY. The revenue guidance for fiscal 2008 is US$61 million, an increase of 60% over FY 2007.
Additionally, thanks to its high customer satisfaction scores and superior delivery capabilities, Nipuna won repeated business from its top six customers. The organization also won a strategic deal with a key pharmaceutical customer, and earned an exceptionally high global ranking in “The Black Book of Outsourcing.”
Nipuna, the Satyam BPO, Becomes World’s First eSCM Level 5 Company
In August, Nipuna was certified at Capability Level 5.0—the highest rating—according to the eSourcing Capability Model for Service Providers (eSCM-SP v2.0). Nipuna is the world’s first company to achieve eSCM Level 5, just as it was the first to reach Level 4 in September 2005. The eSCM-SP is a quality model that addresses critical issues related to BPO. It enables ITES industry organizations to evaluate, select, and monitor service providers based on their level of certification.

Key Awards and Recognitions in this Quarter
Satyam Honored as Partner of the Year for Citizenship at 2007 Microsoft Worldwide Partner Program Awards
Satyam was named Partner of the Year Award for Citizenship at the 2007 Microsoft Worldwide Partner Program Awards. Satyam was chosen out of an international field of top Microsoft Partners as delivering market-leading customer solutions built on Microsoft technology. The awards were distributed at a July ceremony in Denver, CO at the Microsoft Worldwide Partner Conference.
Satyam continues to be among the top few Global ITO vendors
The 2007 Black Book of Outsourcing ranks Satyam as the No.1 ITO: Global Process Consulting vendor. The ranking justifies Satyam’s longtime efforts to develop a strong process-oriented organization. It is especially gratifying coming from a respected, independent source like The Black Book of Outsourcing. Other companies considered for the award represented Asia-Pacific, North America, and Western Europe.
Satyam No. 1 in world in ASTD BEST Rankings
Satyam placed first in the ASTD BEST rankings in 2007, a prestigious global ranking of companies that demonstrate enterprise-wide success through employee learning and development. Satyam is the first Asian company—the first non-US organization, in fact—to earn the esteemed honor.
About Satyam
Satyam (NYSE: SAY) a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20 industries and 57 countries. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 45,700* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.

Satyam development and delivery centres in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 577* clients, including one-third of the US Fortune 500. For more information, see www.satyam.com.
*As of Sept. 30, 2007
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the quarter ended March 31, 2007, furnished to the United States Securities Exchange Commission on April 30, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Geeta Fadnavis geeta.fadnavis@ogilvy.com + 91-040-23220067

US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com +1-212-880 5341, +1 347 387 0733

Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com +44-20-7309 1037

Asia-Pacific	Simon Murphy simon@howorth.com.au +61 (02) 8281 3826